Exhibit 23.1

Independent Registered Public Accounting Firm’s Consent

We consent to the inclusion in this Registration Statement of Skydeck Acquisition Corp. (the “Company”) on Amendment No. 3 to Form S-1 of our report dated February 26, 2021, File No. 333-254347, except for Warrant Liabilities in Note 7 and Warrant Amendments in Note 6 as to which the date is May 5, 2021, which includes an explanatory paragraph as to the Company’s ability to continue as a going concern, with respect to our audit of the financial statements of Skydeck Acquisition Corp. as of February 12, 2021 and for the period from February 9, 2021 (inception) through February 12, 2021, which report appears in the Prospectus, which is part of this Registration Statement. We also consent to the reference to our Firm under the heading “Experts” in such Prospectus.

/s/ Marcum llp

Marcum llp

West Palm Beach, FL

May 5, 2021